BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

July 23, 2007

Michael Clampitt
Staff Attorney
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Clampitt:

Re:	Legacy Mining Ltd. (the “Company”)
Form SB-2, amendment number 5, filed June 22, 2007
File No. 333-138672

In response to your comment letter dated July 17, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 6 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Prospectus Cover

1.	Please revise the cover to give the specific calendar date beyond which the offering cannot be extended. See Item 501(a)(9)(iii) of Regulation S-B.

Response:
The following sentence has been revised and now reads:

On Page 3:

In the event the shares are not sold within 180 days, at our sole discretion, we may extend the offering to March 30, 2008.

2.	Please prominently indicate on the cover that “The purchase of these shares involves significant risk. Investors should be able to afford the loss of their entire investment.”

Response:
The following sentences have been revised and now read:

On Page 3:

An investment in our common stock involves risks. Investors should be able to afford the loss of their entire investment. See "Risk Factors" starting at page 10 of this Prospectus.

Our Business, page 7

3.	Please revise the second paragraph to make clear that you have not done any exploration work.

Response:
The following sentences have been added:

On Page 7:

This kind of exploration work is often unsuccessful. It is possible that we will be unable to identify any mineral deposits, and thus, we may not become profitable. We currently have not done any exploration work.

4.

Please prominently disclose that this type of exploration work is often unsuccessful and that it is possible that you will be unable to identify mineral deposits which will be profitable. We note the related risk factor on page 15.

Response:
Please refer to the Company’s response to Comment 3.

5.

After the third paragraph, please disclose that the three companies – Legacy, Golden Spirit, and Avalon – have been involved in a number of different types of business and, as correct, that none of these have been profitable. Refer the reader to the tables on page 36.

Response:
The following sentences have been added and now read:

On Page 7:

Golden Spirit, Avalon Energy and Legacy have been involved in a number of different types of business and none of these three companies have been profitable. (Please refer to the detailed relationship and business history of three companies on Page 36.)

6.	As we have noted previously, please avoid promotional text in your filings. Please delete the word “huge” from the fifth paragraph on page 8.

Response:
The Company has deleted the word.

If we do not obtain additional financing, page 14

7.	In the first paragraph, disclose whether or not you have any specific plans for raising the required funds. If you do, describe them.

Response:
The following sentences have been revised and now read:

On Page 14:

In order for us to perform any exploration or testing beyond the first year exploration program, we will need to obtain additional financing. We plan to seek additional financing by private placements or by a direct offering. However, we do not have any specific plans for raising the required funds. There is no assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our anticipated business plan.

Sales by Selling Shareholders, page 28

8.	Revise the third bullet to add the following statement, “…however, options written before effectiveness of the registration statement cannot be covered by shares from the offering.”

Response:
The third bullet has been revised and now reads as follows:

On Page 29:
  through the writing of options of the common stock; however, options written before effectiveness of the Prospectus cannot be covered by shares from the offering.

Other Directorships, page 36

9.	In addition to the business history of Golden Spirit and Avalon, provide with those two tables a similar table setting out the same business history for Legacy Mining.

Response:
The following tables have been added:

On Page 36-37:

Legacy Business History

Name	Position	Appointment Date
Robert Klein	President and Chief Executive Officer	March 30, 2001
	Director	February 19, 1999
Carlton Parfitt	Director and Chief Financial Officer	November 30,
2004

Legacy formal names	Date	Nature of Business
Power Direct Tech.com	February 19, 1999	Inactive
PDTech.com	February 23, 1999	Inactive
CardStakes.com	June 8, 1999	Internet based marketing and sale of products such as flowers, chocolates, jewelry and native art
Legacy Mining Ltd.	January 13, 2004	Mineral exploration company

Significant Employees, page 37

10.

If correct, please state at the outset that neither Mr. Klein nor Mr. Parfitt receive any benefit from the Company, either directly or indirectly. If otherwise, for example, from consulting arrangements, this should be disclosed under appropriate subheading, with quantification.

Response:
The following sentences have been revised and now read:

On Page 37:

Other than the executive officers described above, we do not have any other employees and do not expect any other individuals to make a significant contribution to our business. Mr. Klein and Mr. Parfitt donate their services to us. We have never paid any compensation or consulting fees, or issued stock, options or other convertible securities to them.

On Page 50:

Employees

We have two employees, namely Robert Klein, our chief executive officer and Carlton Parfitt, our chief financial officer. Each week Mr. Klein devotes approximately 7.5 hours to Legacy. He spends the rest of his time working for other companies, which include Avalon Energy Corporation and Golden Spirit Enterprises Ltd., public companies and Weissgeld Capital Ltd., his private consulting company. Each week Mr. Parfitt devotes approximately 7.5 hours to Legacy. He spends the rest of his time working for other companies, which include Avalon Energy Corporation and Golden Spirit Enterprises Ltd., Uranium Star Corp., public companies and Third Wave Consulting Ltd., his private consulting company. We do not pay any compensation to Mr. Klein and Mr. Parfitt for their services.

11.	Reconcile this disclosure with the related text on page 49. In one place you say you have no employees and in the other you identify at least two “employees.”

Response:
Please refer to the Company’s response to Comment 10.

Statements of Cash Flows, page F-7

12.

Please revise to classify the change in “Due to Related Parties” as a financing activity and not as an operating activity under “Net Changes in Working Capital Items” for the periods presented. See paragraph 19.b of SFAS 95.

Response:
The Company has revised the financial statements to reflect this comment.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC